As filed with the Securities and Exchange Commission on September __, 1999
                                                      Registration No.__________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-1
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                             ISW INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)




         Florida
  (State or jurisdiction of                          ________________________
incorporation or organization)                     (Primary Standard Industrial
                                                    Classification Code Number)


                                   59-3413904
                    (I.R.S. Employer Identification Number)


                           363 Atlantic Blvd., Suite 6
                            Atlantic Beach, FL 32233
                                 (904) 247-2627

(Address, including zip code, and telephone number, including area code, of principal executive offices and principal place of business)

                                 Allen Weatherby
                           363 Atlantic Blvd., Suite 6
                            Atlantic Beach, FL 32233
                                 (904) 247-2627

(Name, address, including zip code, and telephone number, including area code, of agent for service)Copies to:

                               Gregory E. Lindley
                             Ray, Quinney & Nebeker
                            79 South Main, Suite 500
                            Salt Lake City, UT 84111
                                 (801) 532-1500

Approximate  date of  proposed  sale  to the  public:  As  soon  as  practicable following effectiveness
                                                       of the Registration
                                                       Statement.



                                                    CALCULATION OF REGISTRATION FEE
--------------------------- ---------------------- ----------------------- ---------------------- --------------------

                                                          Proposed               Proposed
      Title of Each                                       Maximum                 Maximum
   Class of Securities          Dollar Amount          Offering Price            Aggregate             Amount of
     to be Registered         To be Registered            Per Unit            Offering Price       Registration Fee
     ----------------         ----------------            --------            --------------       ----------------

   Common Stock                  $1,500,000                $1.00                $1,500,000               $417*

--------------------------- ---------------------- ----------------------- ---------------------- --------------------

*Minimum Fee
The registrant may amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine. Disclosure Alternative used (check one): Alternative 1 __ Alternative 2 X
              --

                                   PROSPECTUS

                             ISW International, Inc.

                           363 Atlantic Blvd., Suite 6
                            Atlantic Beach, FL 32233
                                 (904) 247-2627

                        1,500,000 Shares of Common Stock
                   Price per security (share): $1.00 per share

Maximum Number of                                             Minimum Number of
Securities Offered:                                          Securities Offered:
1,500,000 shares                                                500,000 shares

         Investing in ISW International, Inc. ("ISW International") involves significant risks. Investors need to read the "Risk Factors" beginning on page 3.

------------------------------- ---------------------------- ---------------------------- ----------------------------

                                         Offering                                                  Proceeds
                                      Price to Public                Commissions                  to Company
                                      ---------------                -----------                  ----------

   Per Share                             $1.00                           $0.08                     $0.92
   Total Minimum                         $500,000                        $40,000                   $460,000
   Maximum                               $1,500,000                      $120,000                  $1,380,000
------------------------------- ---------------------------- ---------------------------- ----------------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

o At least 500,000 shares of common stock must be sold for this offering to close. If at least 500,000 shares are not sold, the offering will be terminated and all investor funds will be refunded without interest or deduction of any kind.

o This offering is not underwritten. However, shares will be sold through Travis Morgan Securities, Inc., as placement agent, at an 8% commission rate. Commissions apply only to shares actually sold by the placement agent.

o The net proceeds to ISW International shown above is before deduction of offering expenses estimated at $70,500, including legal, accounting fees and printing costs.

o             There is no public market for our common stock.

               The date of this prospectus is September ___, 1999.

                               PROSPECTUS SUMMARY

     This is a brief summary of the information in this prospectus. We encourage you to read the entire prospectus before you decide whether and how to invest in the shares offered.

ISW International
-----------------

     ISW International, based in Atlantic Beach, Florida, was organized in November 1995 and commenced operations in January 1996. We produce and market
Ice-Tech Advanced Polarized Sunglasses. We are one of approximately five national all-polarized sunglasses companies and one of the few national all-polarized companies offering glass-polarized lenses to enter the market in the last five years.

     Our Ice-Tech Advanced Polarized Lenses feature a "12-element" lens system, where many of our competitors' polarized glasses feature only 8 layers or less. We believe that this technology allows us to produce technically advanced lenses. We have filed for protection of the Ice-Tech trademark and are filing for patents for all of our proprietary designs and engineering from the US Patent & Trademark office. The polarized sunglasses market grew during the 1990s. We hope to capture a portion of the polarized sunglasses market.

The Offering
------------

o        Securities Offered:         Up to 1,500,000 shares of ISW International
                                     common stock.

o        Use of Proceeds:            Net proceeds from  this  offering  of up to
                                     $1,309,500 will be used for:
                                     o  general and administrative expenses
                                     o  marketing and promotion of products
                                     o  product purchases

o        Escrow Account:             Subscription  proceeds  will  be  deposited
                                     into an  escrow account  pending receipt of
                                     subscriptions    totaling    $500,000    or
                                     termination of the offering.

o        This Offering               This offering will close  whenever at least
         Will Expire:                500,000 shares of common stock are sold, or
                                     on February 15, 1999.

o        Summary Financial           We  have  been  operating for  about  3 1/2
         Data:                       years and still have never  shown a profit.
                                     We had a net loss of $76,174 in the first six months of 1999, a net loss of $212,946 in 1998 and a net loss of $250,138 in 1997.

o        8% Brokerage                ISW  International's shares  will  be  sold
         Commissions:                through Travis Morgan  Securities, Inc., at
                                     at an 8% commission rate. Commissions apply only to shares actually sold by the Travis
                                     Morgan Securities, Inc.

                     RISK FACTORS RELATING TO OUR INDUSTRY


o The demand for our products is subject to rapidly changing tastes and preferences in the fashion industry.

     Demand and market acceptance of high-end sunglasses is subject to constantly changing fashions and economic conditions. Despite the high quality level of Ice Tech lenses, style is an important consideration for sunglasses consumers. Marketing an image for our sunglasses has been a major focus of our operations. However, we have no assurances that the image and style of our sunglasses will ever appeal to consumers. Even if our products do appeal to consumers, because they may be considered luxury products by consumers, a downward economic trend may negatively affect sales.

o We may not be able to compete successfully with larger, more established sunglasses companies.

     Competition in the sunglasses industry is significant. We will be competing with numerous sizable brands of sunglasses that are sold both in the United States and abroad, including Oakley, Ray-Ban, Bolle, Maui Jim, Costa Del Mar, Revo, Giorgio Armani and Hobie, to name a few. Most of our competitors' brands are owned by extremely large and financially healthy companies. They have a substantial market share and name recognition, and easy access to marketing outlets and capital. Many of these companies are able to frequently update and expand products and services, introduce new products and services, and to diversify product and service offerings. Moreover, other companies with substantially greater financial, creative and marketing resources, and proven histories, may decide to enter and effectively compete in this market.

o    The market for polarized sunglasses may be limited.

     The demand for polarized sunglasses has been growing since. However, the increasing demand for polarized sunglasses may not continue. A stop in growth could make it more difficult for us to compete with other more established companies.

                      RISK FACTORS RELATING TO OUR BUSINESS

o ISW International is a development stage company and has a history of operating losses.

     We were organized in November 1995 and have been in operation since January 1996. To date, our activities have included establishing relationships with suppliers and contract manufacturers, establishing a distribution network and commencing our initial marketing and sales efforts. We have been in operation for 3 1/2 years and have still never shown a profit. We had a net loss of $76,174 in the first six months of 1999, a net loss of $212,946 in 1998 and a net loss of $250,138 in 1997. We anticipate operating at a loss for a period of at least several more months, until demand for our products increases and we improve our retailer network for the marketing of our products. Therefore, we face all of the risks inherent in the formation and operation of a growing business, and there can be no assurance that our business will be developed successfully, operate profitably or that we will be able to continue as a going concern.


o The current financing may be insufficient to expand or continue the business until we become profitable.

     Our ability to continue business activities is dependent on obtaining funding through this offering. The net proceeds from this offering will only be sufficient to fund our operations for a period of two years, if the entire offering is sold, and six months, if only the minimum offering is sold. While we believe the funds from the offering will be sufficient to pay back loans, purchase inventory, cover certain general and administrative expenses and marketing costs, for a period of up to two years, the proceeds will be insufficient to cover greatly expanded marketing efforts or to fund any of these costs thereafter. Unless we achieve a positive cash flow from the sale of our products within 6 months to 18 months from the date of this prospectus, we will be in need of additional funds. We cannot be sure that such profitability will be achieved, and unforeseen circumstances could occur which could compel us to seek additional funds, particularly if only the minimum offering is sold. Even if we do achieve a positive cash flow within 6 months to 18 months from the date of this prospectus, we will have very limited funds available for expanded operations. Additional financing may not be available if needed, or if available, may not be available on favorable terms.

o We are primarily dependent upon a single individual for the success of our business.

     We will be particularly  dependent on Allen  Weatherby,  President,  in the development and management of our business. Mr. Weatherby will devote substantially all of his working hours to our affairs. While Mr. Weatherby has a varied business background, he does not have extensive experience in the particular business we are undertaking. We have not obtained keyman insurance on his life, and do not intend to do so in the foreseeable future. The loss of his services could have a substantial detrimental impact on our ability to continue operating.

o We have no market research or other data to indicate that our products and services will be accepted in the market place.

     We have not conducted any formal independent research or market study to ascertain whether, and to what extent, our products will be accepted by consumers. Our business is being undertaken solely on management's evaluation that we have a product which will be attractive to consumers in the sunglasses market. We are not certain that our products will be well received in the marketplace, or that we will be able to create, through our marketing efforts, a demand for our products.

o We may have interruptions in supplies and services from our manufacturers, suppliers or distributors.

     We completely rely on outside manufacturers and suppliers to assemble and package our products and accessories. We do not expect to have any long-term purchase contracts with any of our suppliers or manufacturers and therefore cannot be assured of a continued and uninterrupted supply of goods and services. Alternative manufacturers and suppliers exist, but we cannot give any assurance that supply or service relationships with alternative sources can be established or that such relationships could provide timely and sufficient quantity or quality of materials, or quality of service. In addition, we may incur additional costs and business delays and interruptions, in obtaining supplies, materials and products from alternative sources.

o Our technology may be rendered inferior by further advances in the sunglasses industry.

     We believe our polarized sunglasses are the most technologically advanced in the industry. However, as breakthroughs are constantly made we may be unable to keep up with advances made by other companies.

                     GENERAL RISKS RELATING TO THIS OFFERING

o Investors may have to hold their stock indefinitely because there is no public market for the stock.

     At the present time, there is no public market for our securities. We do not know if a public market for our common stock will develop following the offering. As a result, purchasers of the common stock offered hereby may not be able to liquidate their investment readily, if at all. We have not engaged the services of an underwriter with respect to this offering and, as a result, there is a greater risk that no market for our securities will develop following the offering.

o Future sales of our common stock in the public market could adversely affect our stock price and our ability to raise funds in new stock offerings.

     Presently, we have 5,784,456 shares of common stock outstanding. About a quarter of the shares of our outstanding common stock, 1,520,055 shares, are not restricted and may be resold at anytime. The remaining 4,264,401 shares of outstanding common stock are "restricted securities" within the meaning of the Securities Act of 1933. As such, if a public market for the common stock develops in the future, a portion of this stock may be sold as early as August 31, 1999, in reliance on Rule 144 adopted under the Securities Act. Sales of stock, under Rule 144 or otherwise, may cause our stock price to drop in any market which may develop.

o Investors who purchase shares will suffer immediate dilution and the management has a right to further dilute investors.

     Collectively, the existing stockholders now own 5,784,456 shares of our common stock, for which they paid an aggregate total of $647,520, $34,222 of which was for services and $87,500 was compensation to Allen Weatherby. If all 1,500,000 shares offered in this offering are sold, the current stockholders will still own approximately 79.4% of the common stock, and the other purchasers in this offering will own the other 20.6%, for which they will have paid $1,500,000 cash. Moreover, our directors can issue additional stock, without stockholder approval, which would result in stockholders owning an even smaller percentage of our stock.

o The "penny stock" rules could make it more difficult for investors who want to resell their shares.

     Because ISW International's Common Stock may be construed to be a "penny stock", sales of the Common Stock by stockholders may be subject to many requirements. These requirements may discourage a stockholder's broker-dealer from selling the stockholder's Common Stock and make it more difficult for a stockholder to sell his or her shares into any secondary trading market for the Common Stock.


o Because we have not engaged a broker-dealer to sell the stock we are offering, we may not be able to sell all of the stock and raise all the money we need.

     The stock we are offering will be sold by our officers. Because our officers are not in the business of selling securities, they may be unable to sell enough stock for us to meet the minimum, in which case, all investor funds will be returned. They may also not be able to sell all of the stock and we will only have enough money to operate for a approximately 6 months. We would then have to try and raise additional funds, which we may not be able to do. If we could not, we could not continue in operation.

                                    DILUTION

     As of June 30, 1999, our net tangible book value (total tangible assets less total liabilities) was negative ($49,453), or approximately negative ($0.009) per share. The following table sets forth the dilution to persons purchasing shares in this offering without taking into account any changes in our net tangible book value after June 30, 1999, except the sale of the minimum and maximum number of shares offered at the public offering price and receipt of the net proceeds therefrom. The value of our stock could be further diluted upon the exercise of non-dilutive warrants to purchase currently unissued stock by Invest Linc Consulting Corp. of up to 5% of our outstanding stock at an exercise price of $0.33.


--------------------------------------------------------------------------- ------------------ -----------------
                                                                                Assuming           Assuming
                                                                                 Minimum           Maximum
                                                                               Shares Sold       Shares Sold
--------------------------------------------------------------------------- ------------------ -----------------

     Public offering price per share                                               $1.000            $1.000
     Net tangible book value before offering(1)                                   ($0.009)          ($0.009)
     Increase attributable to purchase of shares by new investors                  $0.06             $0.18
     Pro forma net tangible book value after offering(2)(3)                        $0.05             $0.17
     Dilution per share to new investors(4)                                        $0.95             $0.83
     Percent dilution to new investors                                                95%              83%

--------------------------------------------------------------------------- ------------------ -----------------

(1) Determined by dividing the number of shares of common stock outstanding into the net tangible book value.
(2) After deduction of offering expenses estimated at $70,500 and 8% placement fee.
(3) These figures do not take into account any events after June 30, 1999.


(4) These figures do not take into account warrants held by Invest Linc Consulting Corp. for the purchase of 304,445 shares of common stock at $0.333 per share which equals 5.263% or 5%, non-diluted, of the ISW International's current outstanding equity securities.

                                COMPARATIVE DATA

     The following chart illustrates percentage ownership held by the present stockholders and by the public investors in this offering and sets forth a comparison of the amounts paid by the present stockholders and by the public investors.


--------------------------------------- ------------------------------ ---------------------------- -----------------
                                           Total Shares Purchased          Total Consideration          Average
                                        ------------------------------ ----------------------------      Price
                                             Number         Percent        Amount        Percent       Per Share
                                        ----------------- ------------ --------------- ------------ -----------------

    Present Stockholders
         Minimum Offering                      5,784,456         92.0        $647,520         56.4           $0.1119
         Maximum Offering                      5,784,456         79.4        $647,520         30.2           $0.1119
    New Investors
         Minimum Offering                        500,000          8.0        $500,000         43.6           $1.00
         Maximum Offering                      1,500,000         20.6      $1,500,000         69.8           $1.00
--------------------------------------- ----------------- ------------ --------------- ------------ -----------------

                                 USE OF PROCEEDS

     We estimate net proceeds from the sale of all 1,500,000 shares of common stock to be approximately $1,309,500, if the entire offering is sold, after deducting expenses of this offering. If only the minimum offering is sold, we will receive net proceeds of approximately $389,500, after deduction of such offering expenses.

     We propose to use the net proceeds from this offering in the following general amounts and order of priority:



--------------------------------------------------------- ------------------------------ ----------------------------
                                                                 Assuming Minimum              Assuming Maximum
                                                                   Shares Sold                   Shares Sold
                                                          ------------------------------ ----------------------------
                                                               Number         Percent        Amount       Percent
                                                          ----------------- ------------ ---------------- -----------


1.    Investor relations and Public relations                   $ 30,000         8.0        $  30,000         2.2

2.    General administrative expenses, telephone,               $ 89,875        23.0        $ 426,500        32.6
      reproduction, loan repayments and general
      office costs

3.    Marketing and promotional costs                           $ 89,875        23.0        $ 426,500        32.6

4.       Inventory                                              $179,750        46.0        $ 426,500        32.6
                                                                --------        ----        ---------        ----


                                         TOTAL                  $389,500         100%       $1,309,500        100%

--------------------------------------------------------- ----------------- ------------ ---------------- -----------



     We have based these expenditures on our present intentions for the next six months of our operations. We anticipate that these amounts may change as dictated by market conditions and by the amount that we raise in this offering.

     The net proceeds from this offering will fund operations for a period of up to two years. If only the minimum offering is sold, the net proceeds will fund ISW International for a period of up to six months. Therefore, within a few months from the completion of the offering, if only the minimum offering is raised, we will either need to be operating profitably so as to fund our operations from cash flow, or be required to seek additional debt or equity capital. In addition, financial circumstances could occur that could compel us to seek additional funds even sooner. Moreover, we will need additional capital should we decide to significantly expand operations. We cannot be certain that additional funds will be available when needed, or if available, on favorable terms.

     We do not intend to become an investment company under the Investment Company Act of 1940 and, therefore, may be limited in the temporary investments we can make with the proceeds of this offering. To the extent that the net proceeds of this offering are not utilized immediately, they will be invested in money market accounts, savings deposits, short-term obligations of the United States government, or other temporary interest bearing investments in commercial financial institutions.

                                    BUSINESS

General
-------

     ISW International, based in Atlantic Beach, Florida, was organized in November 1995 and commenced operations in January 1996. We produce and market Ice-Tech Advanced Polarized Sunglasses. Our Ice-Tech Advanced Polarized Lenses have a "12-element" lens system, where many of our competitors' polarized glasses use only 8 layers or less. We believe that this technology allows us to produce technically advanced lenses. We have filed for protection of the Ice-Tech trademark and are filing for patents for our proprietary designs and engineering from the US Patent & Trademark office. The polarized sunglasses market grew during the 1990s. We hope to initially capture a portion of the polarized sunglasses market. However, we may not be successful in any of these efforts. We still have a minute market share and have no history of profitable operations.

Plan of Operations
------------------

     We have completed the development of our initial products, and have produced an inventory of our products. We plan to devote our efforts in the next twelve months to increasing our sales network, marketing and promoting our products for the purpose of establishing our products in the marketplace, and maintaining, to the extent our funds allow, the production of our sunglasses to meet anticipated demand. Most of our product distribution is via independent sales representatives who take orders for Ice-Tech products. To date, we have distributed our sunglasses in the United States directly to specialty independent sunglasses retailers, independent optical retailers, and specialty sport retailers. We anticipate that inventory expansion will allow us to pursue both small and large multi-store operators in specialty sunglasses retailers such as Sunglass Hut, optical retailers such as Lens Crafters or optometrists, and specialty sport retailers such as bicycle shops and outdoor recreation stores. We plan to continue our efforts to expand these distribution channels and add direct company sales representatives exclusively representing the Ice-Tech line.

     If the maximum offering is completed, we believe we will have sufficient funding to satisfy our cash requirements for the next two years. We may need to seek additional debt or equity capital to meet our cash requirements unless net revenue from sales of products generates sufficient capital. Revenue from operations may not be sufficient to provide us with funds to meet our cash requirements.

Industry and Market Overview
----------------------------

     Total sales in the polarized sunglasses industry is hundreds of millions of dollars annually. Although we have not conducted any formal market studies or analyses of the polarized sunglasses industry in undertaking our business, our management believes there is a growth trend. The polarized sunglasses industry in general has enjoyed growth in the past five years and it appears that it will continue to grow. Consequently, management believes that sale of polarized sunglasses has legitimate profit potential.

     The rapid growth trend in the polarized sunglasses industry is recent and not easy to predict. The polarized sunglasses market is subject to changing consumer demands and trends and while sales of polarized sunglasses have grown significantly over the past several years, there can be no assurance that such growth will continue or that these trends will not be reversed. Our success will depend on our ability to anticipate and respond to changing consumer demands and trends and other factors affecting the polarized sunglasses industry. Failure to respond to such factors in a timely manner could have a material adverse effect.

Products
--------

     We manufacture our sunglasses through a contract manufacturer. After we design the frames in house, we develop the tooling necessary to produce the designs with the contract manufacturer. Our primary supplier is responsible for manufacturing, edging and insertion of the lenses. Our products are manufactured in various parts of Asia. The frames and lenses are manufactured in Japan, while the cases for the sunglasses are manufactured in China. All marketing support materials are manufactured and printed in the United States. These materials include product displays, sales literature, etc.

     We do not currently have, and do not expect to have, any long term contracts with any manufacturers, suppliers or other sources of polarized sunglasses, cases or support materials. We cannot give any assurance that our relationships with any manufacturers, suppliers or other sources of polarized sunglasses, cases or support materials will continue or that alternative sources can be established.


Marketing
---------

     We believe the popularity of motor sports is increasing and are targeting the motor sports audience with athletes, racecar drivers and teams endorsing and wearing Ice-Tech sunglasses. We currently do not have any endorsement contracts. This year, our products will be exposed to over four million people personally attending motor sports events and millions more on television. Motorsports are frequently televised on networks and cable stations. In 1998, over 50 major events were televised. By targeting the motor sports arena, we hope to increase our market share. Advertising will begin with magazines in low volume publications that have a target market readership. As we grow and expand, we intend to commence television advertising targeted to motor sports programming.

     There is no assurance that we will be successful in our efforts to establish sales through celebrity endorsement, print and television advertising or distribution channels, as described. Due to our extremely limited resources, we may not be able to pursue many of these marketing strategies simultaneously without substantial additional capital.

Pricing and Profit
------------------

     The retail price for the Ice-Tech line ranges from $99 to $349. We will attempt to price our products so as to achieve a gross profit margin of at least 50%.

Distribution
------------

     Distribution in the United States is accomplished by a combination of direct relationships with larger national accounts and other key small accounts that we can cover directly. In addition to ISW International's direct sales force, key independent sales representatives will handle certain accounts. These sales representatives will call on established accounts in the following three categories of trade:

o         Specialty sunglasses locations
o         Optical retailers
o         Specialty sport retailers

     We initially intend to distribute our products in the United States, Canada and Australia. Distribution in Europe will be attempted if these markets become established.

     Domestically, we will market our products through traditional retail channels. We currently use several independent sales representatives and one direct Ice-Tech sales representative to distribute our products. If funds allow, we intend to add additional direct Ice-Tech sales representatives. The Ice-Tech line has already been introduced to several retailers with some positive results.

     We intend to make Ice-Tech products available at a discounted price to foreign distributors because we do not plan to incur the expense of any additional advertisements outside of the United States.

Competition
-----------

     Competition in the polarized sunglasses industry is intense. We will be competing with a number of sizable companies marketing polarized sunglasses in the United States and abroad, which are extremely large and financially healthy companies, that have substantial market share, name recognition, easy access to marketing outlets and access to capital. Many of these companies are able to frequently update and expand products, introduce new products, and to diversify product offerings. Because of the growth in the polarized sunglasses market, we believe there is a good possibility that we will be able to initially capture a portion of this market. However, there can be no assurance that other companies with substantially greater financial, creative and marketing resources, and proven histories, will not effectively compete in this market.

Employees
---------

     We presently employ Allen Weatherby, and certain clerical staff on an "as needed" basis. As our business grows, we anticipate that we will need to employ additional salaried clerical staff and sales personnel.

Offices
-------

     We presently lease approximately 1,000 square feet of office space. The monthly lease rate is $935 plus common area maintenance. We believe this office space and related equipment is adequate for our foreseeable needs.

                             MANAGEMENT'S DISCUSSION
                        AND ANALYSIS OR PLAN OF OPERATION

Overview of Business Plan
-------------------------

     We have completed the development of our initial products, and have produced an inventory of our products. We plan to devote our efforts in the next twelve months to increasing our sales network, marketing and promoting our products for the purpose of establishing our products in the marketplace, and maintaining, to the extent our funds allow, the production of our products to meet anticipated demand. Our marketing efforts will focus on using various motor sports personalities, such as NASCAR drivers, to endorse our products. Our intent is for these celebrity endorsements to create a positive image and demand for our sunglasses.

Results of Operations
---------------------

     The following discussion and analysis should be read in conjunction with ISW International's Financial Statements and the Notes thereto included elsewhere in this Prospectus. The discussion of results, causes and trends should not be construed to imply any conclusion that such results or trends will necessarily continue in the future. For purposes of the following discussion, ISW International's results for the six months ended June 30, 1998, as reflected in its unaudited financial statements for the period then ended, have been compared with its unaudited, interim results for the six months ended June 30, 1999.

Results of Operations - Six Month Periods Ended June 30, 1998 and 1999
----------------------------------------------------------------------

Sales Revenues
--------------

     Sale revenues for the six months ended June 30, 1999 were $12,690, a decrease of $6,768, or 34.8% from $19,458 for the six months ended June 30, 1998. This decrease is attributable to our failure to allocate funds toward marketing our products, and possibly, a decline in consumer interest in our sunglasses.

     Management anticipates that future sales will be dependent upon ISW International increasing inventory, expanding marketing efforts, hiring additional full-time sales personnel and establishing relationships with retailers.

Cost of Goods Sold
------------------

     Cost of goods sold decreased by $10,696, or 73%, to $4,060 in the 1999 six-month period from $14,756 in the 1998 six-month period. This decrease is primarily due to decreased sales and better control of expenses. Cost of goods sold as a percentage of product sales decreased to 32% in the 1999 period from 75.8% in the 1998 period. This dramatic decrease in the cost of goods sold should not be viewed as a definite trend as our low sales during these periods prohibit the use of this information for predictive purposes. The cost of goods sold has been a larger percentage of sales during our formative years due to the fact that certain non recurring costs and fixed costs have been included. These costs become a much smaller percentage of sales as the number of sunglasses sold increases. . We believe that the cost of goods sold will be approximately 50% of sales as non recurring costs and fixed costs become a much less significant percentage of the cost of goods.

Selling, General and Administrative Expenses
--------------------------------------------

     Selling, general and administrative expenses decreased by $10,931, or14.3%, to $75,244 in the 1999 six-month period from $86,175 in the 1998 six-month period. This decrease is primarily due to a decrease in marketing efforts and travel as ISW International's cash reserves became depleted.

Depreciation
------------

     Depreciation was unchanged at $3,820.

Interest Expense
----------------

     Interest expense was unchanged at $5,740 due to no new debt creation.


Net Loss
--------

     The net loss for the 1999 period decreased by $14,859, or 16.3%, to a net loss of $76,174 in the 1999 period from a net loss of $91,033 in the 1998 period. This decrease is primarily due to a decrease in operating expenses.

Results of Operations - Twelve Month Periods Ending December 1997 and 1998
--------------------------------------------------------------------------

Sales Revenues
--------------

     Sales revenues for 1998 were $58,188, a decrease of $26,145, or 31%, from revenues of $84,333 for 1997. This decrease is partially attributable to the incomplete development of our new technology frame system and primarily caused by our lack of capital which resulted in lower inventory levels and decrease in marketing efforts in 1998.

Cost of Sales
-------------

     Cost of sales decreased by $16,377, or 36.2%, to $28,887 in 1998 from $45,264 in 1997. This decrease is primarily due to decreased product sales. In addition, cost of sales as a percentage of product sales decreased to 49.6% in 1998 from 53.6% in 1997.Cost of goods sold has been a larger percentage of sales during our formative years due to the fact that certain non recurring costs and fixed expenses have been included. These non recurring costs have been ongoing since 1996 as the brand image was being established. These unrecorded non recurring costs and the promotional items will be a smaller percentage of sales if our sales increase.

Selling, General and Administrative Expenses
--------------------------------------------

     Selling, general and administrative expenses decreased by $58,815, or 20.8%, to $223,126 in 1998 from $281,941 in 1997. This decrease is primarily due to a 40% decrease in travel expenses in 1998, no expenditures at trade shows in 1998, (which cost $28,798 in 1997), and the reduction in office staff.

Depreciation
------------

     Depreciation remained substantially the same in 1998, increasing by $547, or 7%, to $7,641 in 1998 from $7,094 in 1997.

Net Loss
--------

     The net loss for 1998 was $212,946, which represented a decrease of $37,192 or 14.8%, as compared to the net loss of $250,138 for 1997. To date, we have operated at a loss as a result of heavy marketing and travel costs and low product sales. Management anticipates that the proceeds of this offering will facilitate acquisition of additional inventory, marketing efforts and distribution ability resulting in increased revenues. There can be no assurance, however, as to whether, and to what extent, ISW International will actually experience additional revenues from additional inventory, marketing efforts and distribution ability. ISW International's ability to operate profitably in the future is substantially dependent upon consumer demand and the ability of ISW International to distribute its sunglasses. See "Risk Factors."


     In addition, management anticipates that the costs and expenses of operating ISW International and its business will increase with the expansion of the business. While management anticipates that most of such costs will increase in proportion to increased sales and other business activity and, in some instances may decline as a consequence of ISW International's ability to avail itself of volume discounts for both products and services, certain expenses may be expected to increase more than proportionately. In particular, members of senior management historically have been compensated at levels that ISW International deems appropriate for a formative company but that management believes are substantially below compensation levels in operating companies in ISW International's business. As ISW International grows, it is anticipated that executive compensation will be increased.

Year 2000
---------

     Our management information system is very modest and is not utilized to communicate electronically either with our suppliers or distributors. As a result, we do not need to update our operating systems to address many of the complex year 2000 issues. While our current software used internally is not fully year 2000 compliant, we believe that software that is fully compliant is available for purchase on reasonable terms and such software can be implemented with only minor expenditures. Moreover, since we are not dependent on a single vendor, any vendor who is not Year 2000 compliant could be replaced.

Financial Condition
-------------------

     We had cash of $3,201 on hand on June 30, 1999, far less than we require to pay the expenses of this offering and other operating costs it may incur. Additionally, we had a working capital deficit of $65,272 and a stockholders' deficit of $49,453.

     If we are unsuccessful at raising the $1,500,000 sought from this offering, we will likely be unable to continue in the development and implementation of our business without some other source of equity funding. It is unlikely that debt funding will be possible in amounts necessary to achieve the business plan. Additional equity funding may consist of another public or private offering which would further dilute our stockholders' interest, including the interest of stockholders who invest in the present offering.

                        SECURITY OWNERSHIP OF MANAGEMENT
                          AND CERTAIN SECURITY HOLDERS

     The first table below outlines warrants held for the purchase of shares of common stock, as of the date of this prospectus. The second table sets forth, as of the date of this prospectus, the aggregate number of shares of common stock owned of record or beneficially by each person who owned of record, or is known by us to own beneficially, more than 5% of our common stock, and the name and shareholdings of each officer and director and all officers and directors as a group:



 -------------------------- -------------------------------------- ------------------------- ---------------------------
 Name of Warrant Holder     Title and Amount of Securities         Exercise Price            Date of Exercise
                            Called for by Warrants

 Invest Linc Capital
 Corp., Inc                 304,445 shares of common stock         $0.333 per share          On or before
                                                                                             January 7, 2004
 -------------------------- -------------------------------------- ------------------------- ---------------------------


----------------------------------------------------------- --------------- -------------- ---------------------------

                                                              Number of                        After Offering
                Name and Address of Owner                       Shares        Before
                                                               Owned(1)      Offering       Minimum       Maximum
----------------------------------------------------------- --------------- -------------- ---------------------------

  Principal Stockholders:
       Allen Weatherby                                           3,195,000      55.3%         50.8%         43.9%
                   363 Atlantic Blvd., Suite 6
                   Atlantic Beach, FL 32233

       Invest Linc Advisors, Corp                                  156,273       2.7%          2.5%          2.1%
                   5252 N. Edgewood, Dr., #210
                   Provo, UT 84604

       Invest Linc Emerging Growth                                 572,364       9.9%          9.1%          7.9%
       Equity Fund I
                   5252 N. Edgewood, Dr., #210
                   Provo, UT 84604

       York Chandler                                               450,000       7.8%          7.1%          6.2%
                   935 East, Northcliffe Drive
                   Salt Lake City, UT 84103

  Officers and Directors:
       Allen Weatherby                                                "           "              "             "
              See above
       Allan Klenke                                                 75,000       1.2%          1.2%          1.0%
                   5 Post Oak Park, Suite 900
                   Houston, TX 77027-7828

All 5% stockholders, officers and directors as a group           4,448,637      76.9%         70.7%         61.1%

----------------------------------------------------------- --------------- -------------- ------------- -------------


     (1) All shares are held beneficially and of record, and each record stockholder has sole voting, investment, and dispositive power.

                          DIRECTORS, EXECUTIVE OFFICERS
                      AND SIGNIFICANT EMPLOYEES AND PARTIES

Officers And Directors
----------------------

     The following table sets forth the names, age, and position of each of our directors and executive officers.


    Name                              Age           Position and Office Held
    ----                              ---           ------------------------

 Allen Weatherby                       50            President and Director
 Allan J. Klenke                       31            Director

     Allen Weatherby became an officer and director in connection with our organization. Allan J. Klenke became a director in July 1999. The term of office of each director is one year or until his successor is elected and qualified.

Biographical Information
------------------------

     Set forth below is biographical information for each officer and director. No person other than officers and directors will currently perform any management functions for the ISW International.

Allen Weatherby
---------------

     Allen Weatherby is the founder, President and CEO, of ISW International. Mr. Weatherby has launched a car care product line and maintained consulting positions within the petroleum industry, automotive manufacturing industry and motor sports arena. Mr. Weatherby has a degree in marketing from Jacksonville University and general management experience.

Allan Klenke
------------

     Allan Klenke is Vice President-Investments at PaineWebber, Inc. in Houston, Texas. He helped form and leads the Corporate Services Consulting Group that works with publicly traded companies and their executives. The Corporate Services Consulting Group helps manage stock option programs for companies, and works with individual executives' investment portfolios. He is a member of the National Association of Stock Plan Professionals and is a speaker at national conferences concerning stock compensation programs. Allan holds a Bachelor of Science in Business Administration from the University of Kansas and an M.B.A. from the University of Notre Dame.

Remuneration of Officers and Directors
--------------------------------------

     There are no employment agreements between ISW International and any member of management, and it is not anticipated that any employment agreements will be entered into during at least the first year of operations following the offering. During the first twelve months of operations following the offering, we will pay Allen Weatherby a salary of $6,000 per month.

     There are no agreements or arrangements, express or implied, between any officer or director and ISW International, regarding any other form of compensation, including stock options, warrants, employment incentives, or the like.

Significant Employee
--------------------

     Except for Allen Weatherby, we have no significant employees.

Significant Parties
-------------------

     Set forth below are the names and business and residential addresses, as applicable, for the following "significant parties" as required under Item 2 of Form SB-1:

--------------------------------------------------------------------------------

(1) Officers and Directors                            Address
--------------------------------------------------------------------------------

    Allen Weatherby                       Business:   363 Atlantic Blvd. Suite 6
                                                      Atlantic Beach, FL 32233

                                          Residence:  351 19th Street
                                                      Atlantic Beach, FL 32233

--------------------------------------------------------------------------------

    Allan J. Klenke                       Business:   5 Post Oak Park, Suite 900
                                                      Houston, TX 77027-7828

                                          Residence:  9238 Elizabeth
                                                      Houston, TX 77055

--------------------------------------------------------------------------------

(2)  Record  owners  and  beneficial             See  "SECURITY  OWNERSHIP  OF
     owners of 5% or  more of any                MANAGEMENT  AND  CERTAIN
     class  of our securities:                   SECURITYHOLDERS".

(3)  Promoters:                                  None, except for officers and
                                                 directors.

(4)  Affiliates:                                 None, except for officers and
                                                 directors.

(5)  Counsel:                                    Ray, Quinney & Nebeker
                                                 79 South Main
                                                 Salt Lake City, UT 84145

                                                 Wangsgard & Associates, LLC
                                                 3106 Homestead
                                                 Park City, UT 84098

                           INTEREST OF MANAGEMENT AND
                         OTHERS IN CERTAIN TRANSACTIONS

Purchase of Stock at Organization and Capital Contributions
-----------------------------------------------------------

     We entered into a Business Financial and Advisory Agreement ("BFAA") with Invest Linc Consulting Corp. ("ILCC") on January 7, 1999. ILCC agreed to provide us with a broad array of financial advisory services for the price of $2,500 per month, or $30,000 over the BFAA's two year term. ILCC owns 156,273, or 2.7%, of our current outstanding stock, and non-dilutive warrants to purchase an additional 5% of the stock. ILCC is affiliated with the Invest Linc Emerging Growth Equity Fund I ("ILEGE Fund") an ISW International stockholder that currently owns 572,364, or 9.9%, of our currently outstanding stock. Collectively, ILCC and ILEGE Fund own 12.6% of our stock, plus the warrants to purchase an additional 5% of our stock. No payments have been made in compliance with the BFAA. At the time of filing of this registration statement, the unpaid balance under the BFAA was $22,500 and designated as an expense of issuance and distribution.

                            DESCRIPTION OF SECURITIES

General
-------

     We are authorized to issue 25,000,000 shares of common stock, par value $0.01 per share, of which 5,784,456 shares are issued and outstanding.

Common Stock
------------

     Holders of common stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock do not carry cumulative voting rights and, therefore, holders of a majority of the outstanding shares of common stock will be able to elect the entire board of directors, and, if they do so, minority stockholders would not be able to elect any members to the board of directors. Our board of directors has authority, without action by the stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership of the stockholders and which may dilute the book value of the common stock.

     Stockholders have no pre-emptive rights to acquire additional shares of common stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. The shares of common stock, when issued, will be fully paid and non-assessable.

     Holders of common stock are entitled to receive such dividends as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We have not paid dividends on common stock and do not anticipate that we will pay dividends in the foreseeable future.

Resale of Outstanding Shares
----------------------------

         Presently, we have 5,784,456 shares of common stock outstanding. About a quarter of the shares of our outstanding common stock, 1,520,055 shares, are not restricted and may be resold at anytime. The remaining 4,264,401 shares of the common stock presently issued and outstanding are "restricted securities" as that term is defined in Rule 144 adopted under the Securities Act. Rule 144 provides, in essence, that as long as there is publicly available current information about an issuer, a person holding restricted securities for a period of at least one year may sell in each 90-day period, provided he is not part of a group acting in concert, an amount equal to the greater of the average weekly trading volume of the stock during the four calendar weeks preceding the sale or 1% of the issuer's outstanding common stock. Consequently, in May 2000, all shares of common stock currently issued and outstanding will have been held for one year within the meaning of Rule 144 and may be eligible for resale in accordance with such volume restrictions. In addition, in May 2001, all 5,784,456 shares now issued and outstanding will be eligible for resale without regard to such restrictions if the holders of such shares are not then affiliates of the issuer and have not been so for three months prior to such sale. We contemplate that Allen Weatherby, officer, director and holder of outstanding shares, will continue to be our affiliate over the next several years, and will be, therefore, subject to the restrictions described above. Sales under Rule 144 or otherwise may, in the future, have a depressive effect on the price of the common stock in any market which may develop.

Transfer and Warrant Agent
--------------------------

     Our  transfer  agent  is  Interwest  Transfer  Company,   Inc.,  1981  East
Murray-Holladay Road, Holladay, UT 84117.

                              PLAN OF DISTRIBUTION

     We are offering the common stock to the public on a 500,000 share minimum, 1,500,000 share maximum basis. There can be no assurance that any of the shares will be sold. If we fail to sell at least 500,000 shares by February 15, 2000, the offering will be terminated and subscription payments will be promptly refunded in full to subscribers, without paying interest or deducting expenses. If the minimum number of shares is sold by February 15, 2000, the offering will continue until April 15, 2000, all offered shares are sold, or terminated by us, whichever occurs first.

     All subscription payments should be made payable to "Brighton Bank-- ISW International, Inc. Escrow Account." We will deposit subscription payments no later than Noon of the next business day following receipt in the escrow account maintained by Brighton Bank, 311 South State Street, Salt Lake City, UT 84111, as escrow agent, pending the sale of at least 500,000 shares by February 15, 2000. The subscription payments will only be released from the escrow account if the minimum number of shares is sold or for the purpose of refunding subscription payments to the subscribers. Subscribers will not have the use or right to return of the funds during the escrow period, which may last as long as four months.

     The shares of common stock in this offering will be offered and sold by our officers and directors who will receive no compensation therefor, except reimbursement of expenses actually incurred in connection with such activities. Shares of common stock will also be sold through Travis Morgan Securities, Inc., as placement agent, at an 8% commission rate. Commissions apply only to shares actually sold by the placement agent.

     There are no formal arrangements between us and our officers and directors pursuant to which shares in the offering will be reserved for sale to person(s) designated by such officers and directors or their affiliates. However, officers and directors and their affiliates, may purchase shares in the offering in an aggregate amount of not more than 20% of all offered shares. Since shares may be offered and sold by officers and directors, it is likely that officers, directors, or their affiliates desiring to purchase shares in the offering will be able to do so.

     Travis Morgan Securities, Inc. will act only as placement agent, not an underwriter. Since we are not utilizing the services of an underwriter for the offer and sale of the shares in this offering, the independent "due diligence" review of our affairs and financial condition that is usually performed by an underwriter has not been performed with respect to this offering. In addition, since the offering is not being underwritten by a broker-dealer which would ordinarily be expected to publish quotations for and make a market in the offered securities following the offering, no assurance can be given that any market for the common stock will develop following the offering or, that if such a market should develop, it will be maintained. We have not had any discussions with any broker-dealer firms regarding the possibility of making a market in the common stock following the offering.

     Our common stock might be defined as a "penny stock" pursuant to Rule 3a51-1 under the Securities and Exchange of Act if the shares are traded at a price less than $5 per share, if we do not yet meet certain financial size and volume levels, and if the shares are not registered on a national securities exchange or quoted on the NASDAQ system. A "penny stock" is subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Commission. Those rules require securities broker-dealers, before making transactions in any "penny stock," to (a) deliver to the customer and obtain a written receipt for a disclosure document set forth in Rule 15g-10 (Rule 15g-2), (b) disclose certain price information about the stock (Rule 15g-3), (c) disclose the amount of compensation received by the broker-dealer (Rule 15g-4) or any "associated person" of the broker-dealer (Rule 15g-5), and (d) send monthly statements to customers with market and price information about the "penny stock" (Rule 15g-6). Our common stock could also become subject to Rule 15g-9, which requires the broker-dealer, in some circumstances, to approve the "penny stock" purchaser's account under certain standards and deliver written statements to the customer with information specified in the rules. (Rule 15g-9) These requirements discourage broker-dealers from making transactions in "penny stocks" and may limit the ability of purchasers in this offering to sell their shares into any secondary market for our common stock.

     Prior to this offering, there has been no established market for our common stock. We have arbitrarily determined the initial public offering price of the shares and it bears no relationship to our book value, earnings, or any other recognized criteria of value.

                                LEGAL PROCEEDINGS

     We are currently party to one legal proceeding brought in the Seventh Judicial Circuit of the State of Florida. The suit was brought in September 1998 by Robert Palmiter who claims that he had entered in to an employment contract with us, but we failed to pay him under the alleged contract. Mr. Palmiter claims his damages total between $5,000 and $15,000. We are currently not party to any other pending legal proceeding, or governmental agency proceedings, and no other such action by or, to the best of our knowledge, against us has been threatened.

                                     EXPERTS

     We have not engaged any expert or attorney on a contingent basis, nor is any expert or attorney to receive a direct or indirect interest in our securities. In addition, no expert or attorney is, or was, a promoter, underwriter, voting trustee, director, officer or employee.

     Wangsgard & Associates, LLC, 3106 Homestead, Park City, UT 84098, our securities counsel, will render an opinion that the common stock being offered hereby, when issued, will be fully paid and non assessable under the Florida Revised Statutes.

     The audited financial statements included elsewhere in this Prospectus have been audited by James Moore & Co. P.L., independent certified public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                               FURTHER INFORMATION

     We have filed with the SEC, a registration statement on Form SB-1, SEC File No. _________ under the Securities Act with respect to the securities offered by this prospectus. This prospectus omits certain information contained in the registration statement. For further information, reference is made to the registration statement and to the exhibits and other schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the registration statement, each such statement is deemed to be qualified and amplified in all respects by the provisions of the exhibit. Copies of the complete registration statement, including exhibits may be examined at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or copies may be obtained from this office on payment of the usual fees for reproduction. In addition, the SEC maintains a web site (address: http.//www.sec.gov), that contains reports, proxy and information statements and other information regarding issuers, including ISW International, Inc., that file electronically with the SEC.

                             ISW International, Inc.
                          INTERIM FINANCIAL STATEMENTS
             For The Six Month Periods Ended June 30, 1999 and 1998

                                    UNAUDITED


     Unaudited Information-In the opinion of management, all adjustments consisting only of normal recurring adjustments necessary for a fair presentation of the financial position at June 30, 1999; the results of operations and cash flows for the six months then ended; and the results of operations and cash flows for the six month periods ended June 30, 1999 and 1998, have been made. Operating results for the six month period ended June 30, 1999, are not necessarily indicative of the results that may be expected for the year ending December 31, 1999.

                             ISW International, Inc.
                                  BALANCE SHEET
                                  June 30, 1999

                                    UNAUDITED

                                     ASSETS
         Current Assets

         Cash                                 $     3,201
         Accounts Receivable                        9,889
         Inventory                                 70,954
         Deposit on Inventory                      13,408
         Total Current Assets                                        $   97,452

         Property & Equipment, Net                                       12,060

         Other Assets
         Deferred offering costs                   15,000
         Utility Deposit                            3,759
                                              -----------
         Total Other Assets                                              18,759

         Total Assets                                                $  128,271

                       LIABILITIES & STOCKHOLDERS' DEFICIT

         Current Liabilities

         Accounts Payable                     $    72,724
         Note & Stockholder Loans                 105,000
         Total Current Liabilities                                   $  177,724

         Stockholders' Deficit

         Common Stock                              57,845
         Additional Paid in Capital               589,675
         Stockholder Advances                     (75,881)
         Accumulated Deficit                     (621,092)
                                              -----------

         Total Stockholders' Deficit                                    (49,453)

         Total Liabilities & Stockholders' Deficit                   $  128,271

                             ISW International, Inc.
                            STATEMENTS OF OPERATIONS
             For The Six Month Periods Ended June 30, 1999 and 1998

                                    UNAUDITED



                                                       1999             1998
                                                       ----             ----

 Net Sales                                         $  12,690         $  19,458

 Cost of Sales                                         4,060            14,756

 Gross Profit                                          8,630             4,702
                                                    --------         ---------

 Operating Expenses
    Selling, general and administrative
        expenses                                      75,244            86,175
    Depreciation                                       3,820             3,820
                                                    --------         ---------
        Total operating expenses                      79,064            89,995

 Loss from Operations                                (70,434)          (85,293)

 Interest Expense                                      5,740             5,740

 Net Loss                                          $ (76,174)        $ (91,033)

                             ISW International, Inc.

                            STATEMENTS OF CASH FLOWS

             For The Six Month Periods Ended June 30, 1999 and 1998
                Increase (Decrease) in Cash and Cash Equivalents




                                    UNAUDITED




                                                                                             1999             1998
                                                                                             ----             ----

Cash flows from operating activities
  Net loss                                                                          $        (76,174) $       (91,033)
                                                                                    ----------------- ---------------
    Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation                                                                             3,820            3,820
      Stock issued or capital contributions in exchange for services                          17,500           43,223
      Changes in certain assets and liabilities:
        Accounts receivable                                                                   (8,703)          12,102
        Inventory                                                                            (28,737)          (4,458)
        Other Assets                                                                         (13,408)           2,281
       Accounts payable and accrued expenses                                                   2,143           15,559
                                                                                    ----------------  ---------------
               Total adjustments                                                             (27,385)          72,527
                                                                                    ----------------  ---------------
        Net cash used in operating activities                                               (103,559)         (18,505)
                                                                                    ----------------  ---------------
Cash flows from financing activities
  Proceeds from notes payable                                                                    -             30,300
  Stockholder advances                                                                       (22,635)         (11,887)
  Proceeds from sale of stock                                                                127,000               -
                                                                                    ----------------  ---------------
        Net cash provided by financing activities                                            104,365           18,413
                                                                                    ----------------  ---------------

Net increase (decrease) in cash and cash equivalents                                             806              (92)
Cash and cash equivalents, beginning of period                                                 2,395              350
                                                                                    ----------------  ---------------
Cash and cash equivalents, end of period                                            $          3,201  $           258
                                                                                    ================  ===============

Supplemental disclosure of cash flow information
  Cash paid during the year for interest                                            $            -    $            -

Supplemental schedule of non cash activities
  Stock issued in exchange for services                                             $            -    $        25,723
  Services contributed by stockholder                                               $         17,500  $        17,500


                             ISW INTERNATIONAL, INC.

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                          INDEPENDENT AUDITORS' REPORT




To the Stockholders of
ISW International, Inc.:


We have audited the accompanying balance sheet of ISW International, Inc. as of December 31, 1998, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ISW International, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $212,946 for 1998 and has incurred substantial net losses for each of the past 2 years. At December 31, 1998, current liabilities exceed current assets by $114,782 and total liabilities exceed total assets by $95,143. These factors, and the others discussed in Note 10, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

                                                 JAMES MOORE & CO., P.L.

Daytona Beach, Florida

May 4, 1999

                             ISW International, Inc.
                                  BALANCE SHEET
                                December 31, 1998




                                     ASSETS
                                     ------

Current assets
  Cash and cash equivalents                                          $    2,395
  Accounts receivable, net                                                1,186
  Inventory                                                              42,217
                                                                     ----------
           Total current assets                                          45,798

Property and equipment, net                                              15,880

Other assets
   Utility deposits                                                       3,759
                                                                     ----------


Total Assets                                                         $   65,437
                                                                     ==========

                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

Current liabilities
  Accounts payable and accrued expenses                              $   55,580
  Note and stockholder loans payable                                    105,000
                                                                     ----------
           Total current liabilities                                    160,580

Stockholders' deficit
  Common stock, $0.01 par value, 25,000,000 shares
    authorized, 5,052,820 shares issued and outstanding                  50,528
  Additional paid-in-capital                                            452,492
  Stockholder advances                                                  (53,245)
  Accumulated deficit                                                  (544,918)
                                                                     -----------
           Total stockholders' deficit                                  (95,143)
                                                                     -----------

Total Liabilities and Stockholders' Deficit                          $   65,437
                                                                     ===========

                             ISW International, Inc.
                            STATEMENTS OF OPERATIONS
                 For The Years Ended December 31, 1998 and 1997




                                                      1998             1997
                                                      ----             ----
Net sales                                         $   58,188        $   84,333

Cost of sales                                         28,887            45,264
                                                  -----------       -----------

Gross profit                                          29,301            39,069
                                                  -----------       -----------

Operating expenses
  Selling, general and administrative expenses       223,126           281,941
  Depreciation                                         7,641             7,094
                                                  -----------       -----------

    Total operating expenses                         230,767           289,035
                                                  -----------       -----------

Loss from operations                                (201,466)         (249,966)

Interest expense                                      11,480               172
                                                  -----------       -----------

Net Loss                                          $ (212,946)       $ (250,138)
                                                  ===========       ===========

                             ISW International, Inc.
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
                 For The Years Ended December 31, 1998 and 1997




                                                            Additional       Accumulated       Stockholder
                                          Common Stock    Paid-in Capital      Deficit          Advances           Total
                                          ------------    ---------------    -----------       -----------         -----

Balance, December 31, 1996, as
  previously reported                    $       105,090  $            -   $       (46,264)  $       (13,092) $        45,734

Reclassification                                 (64,846)          64,846               -                 -                -

Prior-period adjustment - error in
  reporting pre-operating expenses                    -                -           (31,197)               -           (31,197)

Prior-period adjustment - error in
  recording stock for services                         9            4,364           (4,373)               -                -
                                         ---------------  ---------------  ---------------   ---------------  ---------------

Balance, December 31, 1996, as restated           40,253           69,210          (81,834)          (13,092)          14,537

Stockholder advances                                  -                -                -            (18,266)         (18,266)

Issuance of stock                                  5,320          169,515               -                 -           174,835

Services contributed by stockholder                   -            35,000               -                 -            35,000

Stock issued in exchange for debt
  reduction                                        2,928           62,072               -                 -            65,000

Net loss                                              -                -          (250,138)               -          (250,138)
                                         ---------------  ---------------  ---------------   ---------------  ---------------

Balance, December 31, 1997                        48,501          335,797         (331,972)          (31,358)          20,968

Stockholder advances                                  -                -                -            (21,887)         (21,887)

Issuance of stock                                    870           57,130               -                 -            58,000

Services contributed by stockholder                   -            35,000               -                 -            35,000

Stock issued in exchange for services              1,157           24,565               -                 -            25,722

Net loss                                              -                -          (212,946)               -          (212,946)
                                         ---------------  ---------------  ---------------   ---------------  ---------------

Balance, December 31, 1998               $        50,528  $       452,492  $      (544,918)  $       (53,245) $       (95,143)
                                         ===============  ===============  ===============   ===============  ===============

                             ISW International, Inc.
                            STATEMENTS OF CASH FLOWS
                 For The Years Ended December 31, 1998 and 1997
                Increase (Decrease) in Cash and Cash Equivalents




                                                                                          1998                1997
                                                                                          ----                ----

Cash flows from operating activities
  Net loss                                                                          $       (212,946) $      (250,138)
                                                                                    ----------------- ----------------
    Adjustments to reconcile net loss to net cash used in operating activities:
      Depreciation                                                                             7,641            7,094
      Stock issued or capital contributions in exchange for services                          60,722           35,000
      Changes in certain assets and liabilities:
        Accounts receivable                                                                   32,723          (33,283)
        Inventory                                                                             17,120          (25,038)
        Accounts payable and accrued expenses                                                 30,987           21,626
                                                                                    ----------------  ---------------
               Total adjustments                                                             149,193            5,399
                                                                                    ----------------  ---------------

        Net cash used in operating activities                                                (63,753)        (244,739)
                                                                                    ----------------  ---------------

Cash flows from investing activities
  Purchases of property and equipment                                                           (615)          (3,994)
                                                                                    ----------------  ---------------

Cash flows from financing activities
  Proceeds from notes payable                                                                 40,300           83,700
  Principal payments on notes payable                                                        (10,000)          (9,000)
  Stockholder advances                                                                       (21,887)         (18,266)
  Proceeds from sale of stock                                                                 58,000          174,835
                                                                                    ----------------  ---------------
        Net cash provided by financing activities                                             66,413          231,269
                                                                                    ----------------  ---------------

Net increase (decrease) in cash and cash equivalents                                           2,045          (17,464)

Cash and cash equivalents, beginning of year                                                     350           17,814
                                                                                    ----------------  ---------------

Cash and cash equivalents, end of year                                              $          2,395  $           350
                                                                                    ================  ===============

Supplemental disclosure of cash flow information
  Cash paid during the year for interest                                            $          1,000  $           172

Supplemented schedule of non cash activities
  Stock issued in exchange for debt reduction                                       $             -   $        65,000
  Stock issued in exchange for services                                             $         25,722  $            -
  Services contributed by stockholder                                               $         35,000  $        35,000


                             ISW International, Inc.
                          NOTES TO FINANCIAL STATEMENTS
                 For The Years Ended December 31, 1998 and 1997


(1)      Summary of Significant Accounting Policies:
         -------------------------------------------

The following is a summary of the more significant accounting policies of ISW International, Inc. (the Company) which affect significant elements of the accompanying financial statements:

     (a) Organization and operations--The Company is a Florida corporation which is engaged in the design and marketing of advanced polarized sunglasses and accessories under the brand name ICE-TECH. The principal markets for Ice-Tech sunglasses are individuals and retail stores throughout the United States.

     (b) Use of estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c) Cash and cash equivalents--For the purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     (d) Inventory--Inventory is stated at the lower of cost (first-in, first-out) or market.

     (e) Property and equipment--Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

     (f) Income taxes--The Company uses the asset and liability method to measure and record deferred income tax assets and liabilities. Under the asset and liability method, deferred income tax assets and liabilities are recognized for the future consequences attributed to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences between income for financial and tax reporting purposes arise primarily from the use of accelerated depreciation for income tax purposes, principal and interest recognition on notes, the use of the allowance method for bad debts and the recording of losses on investments. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

     (g) Advertising costs--The Company charges advertising costs to operations as incurred. Advertising expense was approximately $61,000 and $35,000 for the years ended December 31, 1998 and 1997, respectively.

(2)      Concentrations:
         ---------------

Significant concentrations of credit risk for all financial instruments owned by the Company as of December 31, 1998, are as follows:

     (a) Demand deposits--The Company has demand deposits with a local bank amounting to $3,421 as of December 31, 1998. The Company has no policy requiring collateral or other security to support its deposits although all deposits with banks are federally insured up to $100,000 by the FDIC.

     (b) Accounts receivable--The Company has accounts receivable from wholesale and resale distributors and retail customers located primarily in the United States. An allowance for doubtful accounts has been based on a review of the current status of the existing receivables and historical collection experience. Accounts receivable and the related allowance at December 31, 1998 is as follows:

                     Accounts  receivable                   $ 10,002
                     Allowance for doubtful accounts          (8,816)
                                                            ---------
                     Accounts  receivable, net              $  1,186
                                                            =========

The Company purchased materials for certain products from one supplier which represented approximately 91% and 77% of purchases in 1998 and 1997, respectively. A disruption of the flow of this product could cause a possible loss of sales which would affect operating results adversely.

(3)      Inventory:
         ----------
Inventory consists of the following as of December 31, 1998:

                     Finished goods                         $ 15,973
                     Raw materials                            26,244
                                                            --------
                                                            $ 42,217
                                                            ========

(4)  Leasing Activities:
     -------------------

The Company leases office facilities under an operating lease with minimum monthly payments of $935 which expires at December 31, 1999. In addition to the minimum rents, the company is required to pay additional payments for real property taxes, rental taxes, and insurance. Rent expense was $18,254 and $18,689, for the years ended December 31, 1998 and 1997, respectively. Minimum future lease payments under operating leases as of December 31, 1998 in the aggregate are:

                      Year Ending
                      December 31,          Amounts
                      ------------          -------

                          1999          $   11,220
                          2000                  -
                          2001                  -
                          2002                  -
                          2003                  -
                                        ----------
                                        $   11,220

(5)    Note and Stockholder Loans Payable:
       -----------------------------------

Note and stockholder loans payable consist of the following as of December 31, 1998:

          Note payable to an individual, due on
          December 15, 1999 with an interest rate of 6%.             $  45,000

          Stockholder loans due on demand with an interest
          rate of 10.5%.                                                60,000
                                                                     ---------

          Total                                                      $ 105,000
                                                                     =========

(6)   Income Taxes:
      -------------

The components of deferred taxes of the Company are as follows at December 31, 1998:

          Deferred tax asset                                         $ 188,000
          Valuation allowance for deferred tax asset                  (188,000)
                                                                     ---------
                 Deferred tax asset, net                             $      -
                                                                     =========

The deferred tax asset results from the following temporary differences at December 31, 1998:

          Net operating loss carryforwards                           $ 185,000
          Recording of allowances for financial reporting purposes       3,000
                                                                     ---------
                                                                     $ 188,000

Because it is likely that the deferred tax asset will not be realized, a valuation allowance has been established against the entire amount.

As of December 31, 1998, the Company generated cumulative net operating losses for tax purposes of approximately $545,000, which expire from 2011 through 2018.

(7)    Prior Period Adjustment:
       ------------------------

Accumulated deficit at the beginning of 1997 has been adjusted to correct an error in the capitalization of start-up expenses made in 1996. The error had no effect on net income for December 31, 1998 or 1997.

Common stock, additional paid-in capital, and accumulated deficit at the beginning of 1997 have been adjusted to correct an error in the recording of stock transactions for services in 1996. The error had no effect on net income for December 31, 1998 or 1997.

(8)     Related Party Transactions:
        ---------------------------

The Company is owed $53,246 at December 31, 1998 from a single stockholder. The advance is due upon demand with accrued interest at seven percent.

A stockholder performed services on behalf of the Company. In 1998 and 1997, $35,000 per year has been recorded as additional paid in capital for the value of these services.

(9)  Property and equipment
     ----------------------
Property and equipment consists of the following as of December 31, 1998:

Office furniture and equipment              $         18,352
Leasehold improvements                                 5,966
Tool and die                                           9,563
                                            ----------------
                                                      33,881
Less: Accumulated depreciation                        18,001
        Net property and equipment          ----------------
                                            $         15,880
                                            ================

(10)  Going Concern:
      --------------

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations. Further, at December 31, 1998, current liabilities exceed current assets by $114,782, and total liabilities exceeded total assets by $95,143.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements (through a planned issuance of additional stock), and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

(11)   Stock Split:
       ------------

On June 30, 1997, the Board of Directors authorized a 45 for 1 stock split of the Company's $.01 par value common stock, which resulted in the Board increasing the authorized shares to 25,000,000 shares. As a result of the split, 4,940,535 additional shares were issued, and additional paid-in capital was reduced by $49,405. All references in the accompanying financial statements to the number of common shares have been restated to reflect the stock split.

No dealer, salesman or other person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by ISW International. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities covered hereby in any jurisdiction or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, in any circumstances, create any implication that there has been no change in the affairs of ISW International since the date hereof.

                                TABLE OF CONTENTS

                                                                            Page
     PROSPECTUS SUMMARY                                                        2
     RISK FACTORS RELATING TO OUR BUSINESS                                     4
     GENERAL RISKS RELATING TO INVESTMENT                                      6
     DILUTION                                                                  7
     COMPARATIVE DATA                                                          8
     USE OF PROCEEDS                                                           9
     BUSINESS                                                                 10
     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION                14
     SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN
     SECURITYHOLDERS                                                          17
     DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
     AND PARTIES                                                              19
     INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS                21
     DESCRIPTION OF SECURITIES                                                21
     PLAN OF DISTRIBUTION                                                     22
     LEGAL PROCEEDINGS                                                        24
     EXPERTS                                                                  24
     INDEMNIFICATION OF OFFICERS AND DIRECTORS                                24
     FURTHER INFORMATION                                                      25

                             ISW International, Inc.
                        1,500,000 shares of common stock

                                   PROSPECTUS

                               September __, 1999

         Until __________, 1999 (90 days after the date of this prospectus) all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

     Section 607.0850 of the Florida Statutes provides in relevant part as follows:

(1) A corporation shall have power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he or she is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against liability incurred in connection with such proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any proceeding by judgment, order, settlement, or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

(2) A corporation shall have power to indemnify any person, who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Such indemnification shall be authorized if such person acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made under this subsection in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3) To the extent that a director, officer, employee, or agent of a corporation has been successful on the merits or otherwise in defense of any proceeding referred to in subsection (1) or subsection (2), or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith.

     Article X of the ISW International's articles of incorporation contains an indemnification provision for its officers and directors that states, "The Corporation shall indemnify any incorporator, officer or director, or any former incorporator, officer or director, to the full extent permitted by law."

     Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to officers and directors of the Company, the Company is aware that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by an officer or director in the successful defense of any action, suit, or proceeding) is asserted by such officer or director in connection with the securities being registered hereby, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (See "ITEM 26. UNDERTAKINGS.")

ITEM 2.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
----------------------------------------------------

     The following table sets forth an itemized estimate of expenses to be incurred in connection with the sale and distribution of the securities being registered, other than discounts and commissions:

1.       SEC filing fee                                               $      417
2.       Accounting fees*                                                 12,000
3.       Legal fees*                                                      25,000
4.       Other professional fees*                                         22,500
5.       Blue Sky fees and expenses (including counsel fees)*              2,683
6.       Transfer agent's fees*                                            1,900
7.       Printing, including registration statement and prospectus*        4,000
8.       Miscellaneous costs and expenses*   **                            2,000
                                                                      ----------
                           TOTAL                                         $70,500
                                                                      ==========

  *  Except for the SEC filing fees, all of the foregoing items are estimates.
**   Includes fees for electronic (Edgar) filings

ITEM 3.    UNDERTAKINGS
-----------------------

     POST-EFFECTIVE AMENDMENTS [Regulation S-B, Item 512(a)]

         The undersigned registrant hereby undertakes:

         (1)      To file,  during any period in which offers or sales are being
                  made,  a   post-effective   amendment  to  this   Registration
                  Statement:

                  (a)      To  include  any   prospectus   required  by  Section
                           10(a)(3) of the Securities Act;

                  (b) To reflect in the prospectus any fact or events arising after the effective date of the Registration Statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement, including (but not limited to) addition or deletion of a managing underwriter.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.


INDEMNIFICATION

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 4.    UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR
-----------------------------------------------------------------

     The registrant has issued or sold the following securities within one year prior to filing this registration statement which were not registered under the Securities Act of 1933 (the "Securities Act").

      (a) 934,402 shares of common stock have been issued in the past year in a private offering which commenced August 1998, and ended May 7, 1999.

      (b)  No underwriters were involved. Purchasers of the securities were:

           Lora Ann Foshee
           Tom McClaren
           Allan Klenke
           G. Lemond
           R. Schwoerer
           Invest Linc Advisors, Corp.
           Invest Linc Emerging Growth Equity Fund I

      (c) The shares were sold for cash and in exchange for services in the aggregate amount of $245,722.20.

      (d) The transactions were exempt from registration under the Securities Act pursuant to Section 4(2) as a transaction by an issuer not involving any public offering. The purchasers acknowledged that the shares were purchased for investment and not with a view to distribution and a legend restricting transfer has been placed on the certificate representing the securities.


ITEM 5.   INDEX TO EXHIBITS
---------------------------

     Copies of the following documents are included as exhibits to this Registration Statement pursuant to Item Part III of Form I-A and Item 6 of Part II.


-------------------- ------------------------ ---------------------------------------------- -------------------------

    Exhibit No.         SEC Reference No.                   Title of Document                        Location
    -----------         -----------------                   -----------------                        --------
        3.10                                  Articles of Incorporation
        3.11                                  Amendment to the Articles of Incorporation
        3.2                                   Bylaws
         5                                    Opinion Regarding Legality on Shares
       10.1                                   Business and Financial Advisory Agreement,
                                              dated January 7, 1999 with Invest Linc
                                              Advisors, Inc.
       23.1                                   Consents
       23.2                                   Consent of Counsel to Issuer
       99.1                                   Subscription Agreement                         This Initial Filing
       99.2                                   Escrow Agreement                               This Initial Filing
-------------------- ------------------------ ---------------------------------------------- -------------------------

ITEM 6.   DESCRIPTION OF EXHIBITS
---------------------------------

              Exhibit No.  Description of Exhibit
              -----------  ----------------------

                  3.10     Articles of Incorporation
                  3.11     Amendment to the Articles of Incorporation
                  3.2      Bylaws
                  5        Opinion on Legality of Shares
                  10.1     Business  and  Financial  Advisory  Agreement,  dated
                           January 7, 1999 with Invest Linc Advisors, Inc.
                  23.1     Consent of James Moore & Co.
                  23.2     Consent of Counsel to Issuer (included in Exhibit 5)
                  99.1     Subscription Agreement
                  99.2     Escrow Agreement

SIGNATURES
----------

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Atlantic Beach, State of Florida, on September __, 1999.

                                   REGISTRANT:

                                   By: /s/ Allen Weatherby

                                   --------------------------------
                                   Allen Weatherby, President

     In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


                                   /s/ Allen Weatherby

                                   --------------------------------
                                   Allen Weatherby, President, Principal
                                   Financial Officer, Principal
                                   Accounting Officer, and Director

                                   Date: 09/___/99


                                   /s/ Allan J. Klenke


                                   --------------------------------
                                   Allan J. Klenke,
                                   Director

                                   Date: 09/___/99

Dated Filed:  September __, 1999

SEC File No. ___________